Exhibit (a)(1)(iv)
Form of Letter from the Company to Shareholders
in Connection with the Company’s Acceptance of Shares
BARINGS PRIVATE CREDIT CORPORATION
c/o DST Systems Inc.
P.O. Box 219095
Kansas City, MO 64121-9530
April [ ], 2023
[SHAREHOLDER NAME/ADDRESS]
Dear Shareholder:
This letter serves to inform you that Barings Private Credit Corporation (the “Company”) has received and accepted for purchase your tender of shares of common stock, par value $0.001 per share, of the Company.
In accordance with the terms of the tender offer, you will be issued a non-interest bearing, non-transferable and non-negotiable promissory note (the “Note”), which will be held on your behalf by DST Systems Inc., the Company’s transfer agent (“Transfer Agent”), entitling you to receive payment(s) in an aggregate amount equal to the net asset value of the tendered shares as of March 31, 2023. The Company may use cash on hand, cash available from borrowings and cash from the liquidation of portfolio investments to satisfy its obligations under the Note.
If you have any questions (or wish to request a copy of your Note), please contact the Company’s Transfer Agent at (844) 700-1483.
Sincerely,

Barings Private Credit Corporation